SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Radius Global Infrastructure, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

750481103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 750481103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Centerbridge Partners Real Estate Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 5,847,792
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 5,847,792
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,847,792
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%*
12.	TYPE OF REPORTING PERSON PN

*

Based upon 75,723,937 shares of Class A Common Stock issued and outstanding on November 8, 2021 as reflected in the Form 10-Q of the Company for the quarterly period ended September 30, 2021, filed on November 10, 2021.

CUSIP No. 750481103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Centerbridge Partners Real Estate Fund SBS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 160,958
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 160,958

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,958
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%*
12.	TYPE OF REPORTING PERSON PN

*

Based upon 75,723,937 shares of Class A Common Stock issued and outstanding on November 8, 2021 as reflected in the Form 10-Q of the Company for the quarterly period ended September 30, 2021, filed on November 10, 2021.

CUSIP No. 750481103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Centerbridge Special Credit Partners III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 4,916,250
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 4,916,250

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,916,250
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%*
12.	TYPE OF REPORTING PERSON PN

*

Based upon 75,723,937 shares of Class A Common Stock issued and outstanding on November 8, 2021 as reflected in the Form 10-Q of the Company for the quarterly period ended September 30, 2021, filed on November 10, 2021.

CUSIP No. 750481103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Centerbridge Partners Real Estate Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 5,847,792
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 5,847,792

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,847,792
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%*
12.	TYPE OF REPORTING PERSON PN

*

Based upon 75,723,937 shares of Class A Common Stock issued and outstanding on November 8, 2021 as reflected in the Form 10-Q of the Company for the quarterly period ended September 30, 2021, filed on November 10, 2021.

CUSIP No. 750481103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) CPREF Cayman GP Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 5,847,792
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 5,847,792

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,847,792
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%*
12.	TYPE OF REPORTING PERSON OO

*

Based upon 75,723,937 shares of Class A Common Stock issued and outstanding on November 8, 2021 as reflected in the Form 10-Q of the Company for the quarterly period ended September 30, 2021, filed on November 10, 2021.

CUSIP No. 750481103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) CCP SBS GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 160,958
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 160,958

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,958
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%*
12.	TYPE OF REPORTING PERSON OO

*

Based upon 75,723,937 shares of Class A Common Stock issued and outstanding on November 8, 2021 as reflected in the Form 10-Q of the Company for the quarterly period ended September 30, 2021, filed on November 10, 2021.

CUSIP No. 750481103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Centerbridge Special Credit Partners General Partner III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 4,916,250
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 4,916,250

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,916,250
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%*
12.	TYPE OF REPORTING PERSON PN

*

Based upon 75,723,937 shares of Class A Common Stock issued and outstanding on November 8, 2021 as reflected in the Form 10-Q of the Company for the quarterly period ended September 30, 2021, filed on November 10, 2021.

CUSIP No. 750481103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) CSCP III Cayman GP Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 4,916,250
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 4,916,250

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,916,250
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%*
12.	TYPE OF REPORTING PERSON OO

*

Based upon 75,723,937 shares of Class A Common Stock issued and outstanding on November 8, 2021 as reflected in the Form 10-Q of the Company for the quarterly period ended September 30, 2021, filed on November 10, 2021.

CUSIP No. 750481103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Jeffrey H. Aronson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 10,925,000
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 10,925,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,925,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.4%*
12.	TYPE OF REPORTING PERSON IN

*

Based upon 75,723,937 shares of Class A Common Stock issued and outstanding on November 8, 2021 as reflected in the Form 10-Q of the Company for the quarterly period ended September 30, 2021, filed on November 10, 2021.

CUSIP No. 750481103

SCHEDULE 13G

ITEM 1(a)	NAME OF ISSUER:

Radius Global Infrastructure, Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

660 Madison Avenue, Suite 1435

New York, NY 10065

ITEM 2(a)	NAME OF PERSON FILING:

This statement is filed by:

(i)	Centerbridge Partners Real Estate Fund, L.P., a Delaware limited partnership (“CPREF”), with respect to the Class A Common Stock (as defined in Item 2(d) below) beneficially owned by it;

(ii)	Centerbridge Partners Real Estate Fund SBS, L.P., a Delaware limited partnership (“CPREF SBS”), with respect to the Class A Common Stock beneficially owned by it;

(iii)	Centerbridge Special Credit Partners III, L.P., a Delaware limited partnership (“SC III”), with respect to the Class A Common Stock beneficially owned by it;

(iv)	Centerbridge Partners Real Estate Associates, L.P., a Delaware limited partnership (“CPREF Associates”), with respect to the Class A Common Stock beneficially owned by it;

(v)	CPREF Cayman GP Ltd., a Cayman Islands exempted limited company (“CPREF Cayman GP”), with respect to the Class A Common Stock beneficially owned by it;

(vi)	CCP SBS GP, LLC, a Delaware limited liability company (“CCP SBS GP”), with respect to the Class A Common Stock beneficially owned by it;

(vii)	Centerbridge Special Credit Partners General Partner III, L.P., a Delaware limited partnership (“CSCP III GP”), with respect to the Class A Common Stock beneficially owned by it;

(viii)	CSCP III Cayman GP Ltd., a Cayman Islands exempted limited company (“CSCP III Cayman GP”), with respect to the Class A Common Stock beneficially owned by it; and

(ix)

Jeffrey H. Aronson (“Mr. Aronson”) as a director of CPREF Cayman GP and CSCP III Cayman GP, with respect to the Class A Common Stock beneficially owned by CPREF Cayman GP, CPREF Associates, CPREF, CSCP III Cayman GP, CSCP III GP and SC III, and as managing member of CCP SBS GP, with respect to the Class A Common Stock beneficially owned by CCP SBS GP and CPREF SBS.

CUSIP No. 750481103

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Joint Filing Agreement among the Reporting Persons is filed as Exhibit 1 to the Schedule 13G filed by the Reporting Persons on February 3, 2021.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The address of the business office of each of the Reporting Persons is 375 Park Avenue, 11th Floor, New York, NY 10152.

ITEM 2(c)	CITIZENSHIP:

CPREF, CPREF SBS, SC III, CPREF Associates and CSCP III GP are limited partnerships organized under the laws of the State of Delaware.

CCP SBS GP is a limited liability company organized under the laws of the State of Delaware.

CPREF Cayman GP and CSCP III Cayman GP are exempted limited companies organized under the laws of the Cayman Islands.

Mr. Aronson is a citizen of the United States.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, $0.0001 par value

ITEM 2(e)	CUSIP NUMBER:

750481103

ITEM 3	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

Not applicable.

ITEM 4	OWNERSHIP:

The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

A. Centerbridge Partners Real Estate Fund, L.P.

(a)	Amount beneficially owned: 5,847,792

(b)

Percent of class: 7.7%. The percentages used herein and in the rest of Item 4 are calculated based upon 75,723,937 shares of Class A Common Stock issued and outstanding on November 8, 2021 as reflected in the Form 10-Q of the Company for the quarterly period ended September 30, 2021, filed on November 10, 2021.

CUSIP No. 750481103

(c)	(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 5,847,792

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 5,847,792

CPREF has the power to dispose of and the power to vote the shares of Class A Common Stock beneficially owned by it, which powers may also be exercised by its general partner, CPREF Associates, and CPREF Cayman GP, the general partner of CPREF Associates. Neither CPREF Associates nor CPREF Cayman GP directly owns any of the shares of Class A Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by CPREF. However, none of the foregoing should be construed in and of itself as an admission by CPREF Associates or CPREF Cayman GP or by any Reporting Person as to beneficial ownership of shares of Class A Common Stock owned by another Reporting Person. In addition, each of CPREF Associates and CPREF Cayman GP expressly disclaims beneficial ownership of shares of Class A Common Stock owned by CPREF.

B. Centerbridge Partners Real Estate Fund SBS, L.P.

(a)	Amount beneficially owned: 160,958

(b)	Percent of class: 0.2%.

(c)	(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 160,958

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 160,958

CPREF SBS has the power to dispose of and the power to vote the shares of Class A Common Stock beneficially owned by it, which powers may also be exercised by its general partner, CCP SBS GP. CCP SBS GP does not directly own any of the shares of Class A Common Stock. By reason of the provisions of Rule 13d-3 of the Act, CCP SBS GP may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by CPREF SBS. However, none of the foregoing should be construed in and of itself as an admission by CCP SBS GP or by any Reporting Person as to beneficial ownership of shares of Class A Common Stock owned by another Reporting Person. In addition, CCP SBS GP expressly disclaims beneficial ownership of shares of Class A Common Stock owned by CPREF SBS.

C. Centerbridge Special Credit Partners III, L.P.

(a)	Amount beneficially owned: 4,916,250

(b)	Percent of class: 6.5%.

(c)	(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 4,916,250

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 4,916,250

CUSIP No. 750481103

SC III has the power to dispose of and the power to vote the shares of Class A Common Stock beneficially owned by it, which powers may also be exercised by its general partner, CSCP III GP, and CSCP III Cayman GP, the general partner of CSCP III GP. Neither CSCP III GP nor CSCP III Cayman GP directly owns any of the shares of Class A Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by SC III. However, none of the foregoing should be construed in and of itself as an admission by CSCP III GP or CSCP III Cayman GP or by any Reporting Person as to beneficial ownership of shares of Class A Common Stock owned by another Reporting Person. In addition, each of CSCP III GP and CSCP III Cayman GP expressly disclaims beneficial ownership of shares of Class A Common Stock owned by SC III.

D. CPREF Cayman GP Ltd. and Centerbridge Partners Real Estate Associates, L.P.

(a)	Amount beneficially owned: 5,847,792

(b)	Percent of class: 7.7%.

(c)	(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 5,847,792

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 5,847,792

CPREF Associates, as general partner of CPREF, and CPREF Cayman GP, as general partner of CPREF Associates, share the power to dispose of and the power to vote the Class A Common Stock beneficially owned by CPREF. Neither CPREF Associates nor CPREF Cayman GP directly owns any of the shares of Class A Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by CPREF. However, none of the foregoing should be construed in and of itself as an admission by CPREF Associates or CPREF Cayman GP or by any Reporting Person as to beneficial ownership of shares of Class A Common Stock owned by another Reporting Person. In addition, each of CPREF Associates and CPREF Cayman GP expressly disclaims beneficial ownership of shares of Class A Common Stock owned by CPREF.

E. CCP SBS GP, LLC

(a)	Amount beneficially owned: 160,958

(b)	Percent of class: 0.2%.

(c)	(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 160,958

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 160,958

CCP SBS GP, as general partner of CPREF SBS shares the power to dispose of and the power to vote the Class A Common Stock beneficially owned by CPREF SBS. CCP SBS GP does not directly own any of the shares of Class A Common Stock. By reason of the provisions of Rule 13d-3 of the Act, CCP SBS GP may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by CPREF SBS. However, none of the foregoing should be construed in and of itself as an admission by CCP SBS GP or by any Reporting Person as to beneficial ownership of shares of Class A Common Stock owned by another Reporting Person. In addition, CCP SBS GP expressly disclaims beneficial ownership of shares of Class A Common Stock owned by CPREF SBS.

CUSIP No. 750481103

F. Centerbridge Special Credit Partners General Partner III, L.P. and CSCP III Cayman GP Ltd.

(a)	Amount beneficially owned: 4,916,250

(b)	Percent of class: 6.5%.

(c)	(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 4,916,250

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 4,916,250

CSCP III GP, as general partner of SC III, and CSCP III Cayman GP, as general partner of CSCP III GP, share the power to dispose of and the power to vote the Class A Common Stock beneficially owned by SC III. Neither CSCP III GP nor CSCP III Cayman GP directly owns any of the shares of Class A Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by SC III. However, none of the foregoing should be construed in and of itself as an admission by CSCP III GP or CSCP III Cayman GP or by any Reporting Person as to beneficial ownership of shares of Class A Common Stock owned by another Reporting Person. In addition, each of CSCP III GP and CSCP III Cayman GP expressly disclaims beneficial ownership of shares of Class A Common Stock owned by SC III.

G. Jeffrey H. Aronson

(a)	Amount beneficially owned: 10,925,000

(b)	Percent of class: 14.4%.

(c)	(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 10,925,000

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 10,925,000

Mr. Aronson, as the director of each of CPREF Cayman GP and CSCP III Cayman GP, and as managing member of CCP SBS GP, may be deemed to share beneficial ownership with respect to the shares held of record by each of CPREF, CPREF SBS and SC III. Mr. Aronson does not directly own any of the shares of Class A Common Stock. By reason of the provisions of Rule 13d-3 of the Act, Mr. Aronson may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by CPREF, CPREF SBS and SC III. However, none of the foregoing should be construed in and of itself as an admission by Mr. Aronson or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, Mr. Aronson expressly disclaims beneficial ownership of shares of Class A Common Stock owned by any of CPREF, CPREF SBS, SC III, CPREF Associates, CPREF Cayman GP, CCP SBS GP, CSCP III GP or CSCP III Cayman GP, except to the extent of any proportionate pecuniary interest therein.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

CUSIP No. 750481103

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

Not applicable.

CUSIP No. 750481103

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2022

CENTERBRIDGE PARTNERS REAL ESTATE FUND, L.P. By: Centerbridge Partners Real Estate Associates, L.P., its general partner By: CPREF Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE PARTNERS REAL ESTATE FUND SBS, L.P. By: CCP SBS GP, LLC, its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS III, L.P. By: Centerbridge Special Credit Partners General Partner III, L.P., its general partner By: CSCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE PARTNERS REAL ESTATE ASSOCIATES, L.P. By: CPREF Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CPREF CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CUSIP No. 750481103

CCP SBS GP, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER III, L.P. By: CSCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CSCP III CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

JEFFREY H. ARONSON

By:	/s/ Jeffrey H. Aronson